OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

December 18, 2017

Via Electronic Transmission

Mr. Edward Rubenstein

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Rubenstein:

Thank you for the comment, received via phone conference with Lauren Hamilton on December 18, 2017, to the registration statement on Form N-1A/A (the “Registration Statement”) for OFI Pictet Global Environmental Solutions Fund, a series of OFI Funds Trust (the “Registrant” or the “Fund”) filed on December 15, 2017. Our response is below. For your convenience, we have included the comment in italics below, followed by our response.

Accounting Comment

1.	Please confirm supplementally whether the Manager intends to recoup the Fund’s organizational and initial offering expenses.

The Manager does not intend to recoup the Fund’s organizational and initial offering expenses.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Associate General Counsel

cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Kramer Levin Naftalis & Frankel LLP